UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-40306

UTime Limited

(Registrant’s Name)

7th Floor, Building 5A

Shenzhen Software Industry Base, Nanshan District

Shenzhen, People’s Republic of China 518061

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 8, 2021, UTime Limited (the “Company”) consummated its initial public offering (“IPO”) of 3,750,000 ordinary shares, par value $0.0001 per share, at a price of $4.00 per share, generating gross proceeds to the Company of $15,000,000. The Company’s Registration Statement on Form F-1 (File No. 333-237260) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 18, 2020 was declared effective by the Commission on April 5, 2021.

In connection with the IPO, the Company entered into an Underwriting Agreement, dated April 6, 2021, by and between the Company and Boustead Securities, LLC, as representatives of the several underwriters, a copy of which is attached as Exhibit 1.1 to this Current Report on Form 6-K.

On April 6, 2021, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement, dated April 6, 2021, by and between the Company and Boustead Securities, LLC
99.1	Press Release, dated April 6, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTime Limited

By:	/s/ Minfei Bao
Name:	Minfei Bao
Title:	Chief Executive Officer

Date: April 13, 2021

2